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                                                                EXHIBIT 26(d)(2)

Waiver of Premium Agreement
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This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions.

What does this agreement provide?

This agreement provides for the waiver of premiums on this policy if the insured becomes totally and permanently disabled. You will not be required to pay any premium that falls due while the insured is totally and permanently disabled. To qualify, you must give us timely notice and evidence satisfactory to us that the insured's total disability:

    (1) commenced while this policy and agreement were in force, and
    (2) commenced after the policy anniversary nearest the insured's age 18 but before the policy anniversary nearest the insured's age 60, and
    (3) was continuous for six months or more, and
    (4) did not result directly from any act of war, declared or undeclared.

What is "total" disability?

Total disability is a disability resulting from an accidental injury or a disease that requires the care of a licensed physician and continuously prevents the insured from engaging in an occupation. During the first 24 months of total disability "occupation" means the insured's regular occupation. After 24 months it means any occupation for which the insured is reasonably fitted by education, training or experience.

Also, the insured's total and irrecoverable loss of:

    (1) the sight of both eyes, or
    (2) the use of both hands, or
    (3) the use of both feet, or
    (4) the use of one hand and one foot, or
    (5) hearing or speech,

will be considered total disability even if the insured engages in an occupation.

What is "permanent" disability?

Total disability will be considered permanent only after it has existed continuously for at least six months.

How long will we waive premiums?

As long as the insured remains disabled, we will waive premiums to the insured's age 121.

What premium will be waived?

We will waive the base premium and the premium for any additional benefit agreement attached to your policy. After we approve the claim, we will waive the annual base premium shown in the schedule on page 1, based on the insured's age at the time disability began. We will adjust your policy with the new premium.

On what basis will premiums be waived or refunded?

We will waive or refund premiums according to the frequency of premium payment that was in effect on this policy on the date the insured's total disability commenced.

We will refund premiums paid from the date total disability commenced to the date the insured's claim is approved; however, we will not refund any premium paid more than six months before we were notified of the claim. We will not refund any nonrepeating premiums.

What if an insured becomes disabled while premiums are already being waived?

If an insured becomes disabled while premiums on this policy are already being waived, the amount of premiums being waived will not change.

What if the insured recovers from the disability?

We will no longer waive any premiums on this policy due after the insured recovers. In addition, we will, upon your request, restore your policy to the premium level that was in effect before the insured's disability commenced, subject to the Policy Adjustments provisions of your policy.

Are there any limitations?

We will not waive or refund any premium if the insured's total disability results directly from an act of war while the insured is serving in the military, naval or air forces of any country at war, declared or undeclared.

When must we be notified?

We must receive written notice of the insured's total disability at our home office:

    (1) while the insured is living and totally disabled, and
    (2) not later than one year after the termination of this agreement, and
    (3) within one year after the due date of the premium that you request us to waive or refund.

However, the failure to give this notice within the time provided will not invalidate the claim if it is shown that notice was given as soon as reasonably possible.

What proof will be required?

You must furnish proof satisfactory to us that the insured is totally and permanently disabled as defined in this agreement before we will waive or refund any premiums. We will from time to time also require additional proof

04-901 Waiver of Premium Agreement              Minnesota Life Insurance Company

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satisfactory to us that the insured continues to be totally and permanently disabled. We may also require the insured to submit to one or more physical examinations at our expense. However, we will not require a physical examination more frequently than once a year if the total disability has continued for two years.

What if this policy terminates?

If this policy terminates before we receive notice of the insured's total disability, premiums will be waived or refunded only if the notice is received within one year after the date of the termination. Also, the total disability must have commenced prior to the date of termination.

What is the cost?

The annual premium for this agreement is shown on page 1 of this policy. If this agreement terminates, the total annual premium for this policy will be reduced by the amount shown.

When is this agreement incontestable?

This agreement is subject to the incontestability provision in this policy. However, the contestable period for this agreement will be measured from the effective date of this agreement.

When will this agreement terminate?

This agreement will terminate on:

    (1) the date any premium due for this agreement remains unpaid at the end of the grace period; or
    (2) the date this policy becomes paid up; or
    (3) the date this policy is surrendered or terminated; or
    (4) the date we receive your written request to cancel this agreement; or
    (5) the policy anniversary nearest the insured's 60th birthday.

This agreement is effective as of the original policy date of this policy unless a different effective date is shown on page 1.

    /s/ Dennis E. Prohofsky                            /s/ Robert L. Senkler
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           Secretary                                         President